UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

SCHEDULE 13G

(Amendment No.    )*

UNDER THE SECURITIES EXCHANGE ACT OF 1934

ELLIE MAE, INC.

(Name of Issuer)

Common Stock par value $0.0001

(Title of Class of Securities)

28849P100

(CUSIP Number)

December 31, 2011

(Date of Event That Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐

Rule 13d-1(b)

☒

Rule 13d-1(c)

☐

Rule 13d-1(c)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 13 Page

CUSIP No. 28849P100 Page 2 of 13 Pages

(1) Names of Reporting Persons. Alta California Partners II, L.P.
(2) Check The Appropriate Box If A Member Of A Group (a) (b) X
(3) SEC Use Only
(4) Citizenship or Place of Organization Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	(5) Sole Voting Power 1,505,780(a)
(6) Shared Voting Power -0-
(7) Sole Dispositive Power 1,505,780(a)
(8) Shared Dispositive Power -0-
(9) Aggregate Amount Beneficially Owned By Each Reporting Person 1,505,780(a)
(10) Check If The Aggregate Amount In Row (9) Excludes Certain Shares
(11) Percent Of Class Represented By Amount In Row (9) 7.3% (b)
(12) Type Of Reporting Person PN

(a)

Alta California Partners II, L.P. (“ACPII”) has sole voting and dispositive control over 1,505,780 shares of common stock (“Common Stock”)  of Ellie Mae, Inc. (the “Issuer”), except that Alta California Management Partners II, LLC (“ACMPII”), the general partner of ACPII, and Guy Nohra (“Nohra”), Daniel Janney (“Janney”) and Garrett Gruener (“Gruener”), managing directors of ACMPII, may be deemed to share the right to direct the voting and dispositive control over such stock. Additional information about ACPII is set forth in Attachment A hereto.

(b)

The percentage set forth in row (11) is based on an aggregate of 20,746,724 shares of Common Stock outstanding as of October 31, 2011 as reported in the Issuer’s 10-Q filing for the quarter ended September 30, 2011.

CUSIP No. 28849P100 Page 3 of 13 Pages

(1) Names of Reporting Persons. Alta California Management Partners II, LLC
(2) Check The Appropriate Box If A Member Of A Group (a) (b) X
(3) SEC Use Only
(4) Citizenship or Place of Organization Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	(5) Sole Voting Power -0-
(6) Shared Voting Power 1,505,780(c)
(7) Sole Dispositive Power -0-
(8) Shared Dispositive Power 1,505,780(c)
(9) Aggregate Amount Beneficially Owned By Each Reporting Person 1,505,780(c)
(10) Check If The Aggregate Amount In Row (9) Excludes Certain Shares
(11) Percent Of Class Represented By Amount In Row (9) 7.3% (b)
(12) Type Of Reporting Person OO
(c) ACMPII shares voting and dispositive power over the 1,505,780 shares of Common Stock beneficially owned by ACPII. Additional information is set forth in Attachment A hereto.

CUSIP No. 28849P100 Page 4 of 13 Pages

(1) Names of Reporting Persons. Alta Embarcadero Partners II, LLC
(2) Check The Appropriate Box If A Member Of A Group (a) (b) X
(3) SEC Use Only
(4) Citizenship or Place of Organization California
Number Of Shares Beneficially Owned By Each Reporting Person With	(5) Sole Voting Power 19,024(d)
(6) Shared Voting Power -0-
(7) Sole Dispositive Power 19,024(d)
(8) Shared Dispositive Power -0-
(9) Aggregate Amount Beneficially Owned By Each Reporting Person 19,024(d)
(10) Check If The Aggregate Amount In Row (9) Excludes Certain Shares
(11) Percent Of Class Represented By Amount In Row (9) 0.1% (b)
(12) Type Of Reporting Person OO

(d)

Alta Embarcadero Partners II, LLC (“AEPII”) has sole voting and dispositive control over 19,024 shares of Common Stock, except that Nohra and Gruener, members of AEPII, may be deemed to share the right to direct the voting and dispositive control over such stock. Additional information is set forth in Attachment A hereto.

CUSIP No. 28849P100 Page 5 of 13 Pages

(1) Names of Reporting Persons. Guy Nohra
(2) Check The Appropriate Box If A Member Of A Group (a) (b) X
(3) SEC Use Only
(4) Citizenship or Place of Organization United States
Number Of Shares Beneficially Owned By Each Reporting Person With	(5) Sole Voting Power -0-
(6) Shared Voting Power 1,524,804(e)
(7) Sole Dispositive Power -0-
(8) Shared Dispositive Power 1,524,804(e)
(9) Aggregate Amount Beneficially Owned By Each Reporting Person 1,524,804(e)
(10) Check If The Aggregate Amount In Row (9) Excludes Certain Shares
(11) Percent Of Class Represented By Amount In Row (9) 7.4% (b)
(12) Type Of Reporting Person IN

(e)

Nohra shares voting and dispositive control over the 1,505,780 shares of Common Stock beneficially owned by ACPII and the 19,024 shares of Common Stock beneficially owned by AEPII.  Additional information is set forth in Attachment A hereto.

CUSIP No. 28849P100 Page 6 of 13 Pages

(1) Names of Reporting Persons. Daniel Janney
(2) Check The Appropriate Box If A Member Of A Group (a) (b) X
(3) SEC Use Only
(4) Citizenship or Place of Organization United States
Number Of Shares Beneficially Owned By Each Reporting Person With	(5) Sole Voting Power -0-
(6) Shared Voting Power 1,505,780(f)
(7) Sole Dispositive Power -0-
(8) Shared Dispositive Power 1,505,780(f)
(9) Aggregate Amount Beneficially Owned By Each Reporting Person 1,505,780(f)
(10) Check If The Aggregate Amount In Row (9) Excludes Certain Shares
(11) Percent Of Class Represented By Amount In Row (9) 7.3% (b)
(12) Type Of Reporting Person IN
(f) Janney shares voting and dispositive control over the 1,505,780 shares of Common Stock beneficially owned by ACPII. Additional information is set forth in Attachment A hereto.

CUSIP No. 28849P100 Page 7 of 13 Pages

(1) Names of Reporting Persons. Garrett Gruener
(2) Check The Appropriate Box If A Member Of A Group (a) (b) X
(3) SEC Use Only
(4) Citizenship or Place of Organization United States
Number Of Shares Beneficially Owned By Each Reporting Person With	(5) Sole Voting Power -0-
(6) Shared Voting Power 1,524,804(g)
(7) Sole Dispositive Power -0-
(8) Shared Dispositive Power 1,524,804(g)
(9) Aggregate Amount Beneficially Owned By Each Reporting Person 1,524,804(g)
(10) Check If The Aggregate Amount In Row (9) Excludes Certain Shares
(11) Percent Of Class Represented By Amount In Row (9) 7.4% (b)
(12) Type Of Reporting Person IN

(g)

Gruener shares voting and dispositive control over the 1,505,780 shares of Common Stock beneficially owned by ACPII and the 19,024 shares of Common Stock beneficially owned by AEPII.  Additional information is set forth in Attachment A hereto.

CUSIP No. 28849P100 Page 8 of 13 Pages

Item 1.

(a)

Name of Issuer: Ellie Mae, Inc. (“Issuer”)

(b)

Address of Issuer’s Principal Executive Offices:

4155 Hopyard Road, Suite 200

Pleasanton, CA 94588

Item 2.

(a)

Name of Person Filing:

Alta California Partners II, L.P. (“ACPII”)

Alta California Management Partners II, LLC (“ACMPII”)

Alta Embarcadero Partners II, LLC (“AEPII”)

Guy Nohra (“GN”)

Daniel Janney (“DJ”)

Garrett Gruener (“GG”)

(b)

Address of Principal Business Office:

One Embarcadero Center, Suite 3700

San Francisco, CA  94111

 (c)

Citizenship/Place of Organization:

Entities:

ACPII

Delaware

ACMPII

Delaware

AEPII

California

Individuals:

GN

United States

DJ

United States

GG

United States

(c)

Title of Class of Securities:

Common Stock

(d)

CUSIP Number:

28849P100

Item 3.

This statement is filed pursuant to Rule 13d-1(c).

CUSIP No. 28849P100 Page 9 of 13 Pages

Item 4

Ownership.

Please see Attachment A

		ACPII	ACMPII	AEPII	GN	DJ	GG
(a)	Beneficial Ownership	1,505,780	1,505,780	19,024	1,524,804	1,505,780	1,524,804
(b)	Percentage of Class	7.3%	7.3%	0.1%	7.4%	7.3%	7.4%
(c)	Sole Voting Power	1,505,780	-0-	19,024	-0-	-0-	-0-
	Shared Voting Power	-0-	1,505,780	-0-	1,524,804	1,505,780	1,524,804
	Sole Dispositive Power	1,505,780	-0-	19,024	-0-	-0-	-0-
	Shared Dispositive Power	-0-	1,505,780	-0-	1,524,804	1,505,780	1,524,804

Item 5.

Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.

Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

CUSIP No. 28849P100 Page 10 of 13 Pages

Item 8.

Identification and Classification of Members of the Group

No reporting person is a member of a group as defined in Section 240.13d-1(b)(1)(ii)(J) of the Act.

Item 9.

Notice of Dissolution of Group

Not applicable.

Item 10.

Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

EXHIBITS

A:

Joint Filing Statement

CUSIP No. 28849P100 Page 11 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:

January 9, 2012

Alta California Partners II, L.P.

Alta California Management Partners II, LLC

By: Alta California Management Partners II, LLC

By:           /s/ Guy Nohra

By:             /s/ Guy Nohra

          Guy Nohra, Managing Director

Guy Nohra, Managing Director

Alta Embarcadero Partners II, LLC

By:           /s/ Guy Nohra

          Guy Nohra, Member

                 /s/ Guy Nohra

Guy Nohra

                 /s/ Daniel Janney

                  /s/ Garrett Gruener

Daniel Janney

Garrett Gruener

CUSIP No. 28849P100 Page 12 of 13 Pages

Exhibit A

Agreement of Joint Filing

We, the undersigned, hereby express our agreement that the attached Schedule 13G is filed on behalf of us.

Date:

January 9, 2012

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Alta California Partners II, L.P.

Alta California Management Partners II, LLC

By: Alta California Management Partners II, LLC

By:           /s/ Guy Nohra

By:             /s/ Guy Nohra

          Guy Nohra, Managing Director

Guy Nohra, Managing Director

Alta Embarcadero Partners II, LLC

By:           /s/ Guy Nohra

          Guy Nohra, Member

                 /s/ Guy Nohra

Guy Nohra

                 /s/ Daniel Janney

                  /s/ Garrett Gruener

Daniel Janney

Garrett Gruener

CUSIP No. 28849P100 Page 13 of 13 Pages

Attachment A

Alta California Partners II, L.P. beneficially owns 1,505,780 shares of Common Stock and exercises sole voting and dispositive control over such shares, except to the extent set forth below.

Alta Embarcadero Partners II, LLC beneficially owns 19,024 shares Common Stock and exercises sole voting and dispositive control over such shares, except to the extent set forth below.

Alta California Management Partners II, LLC is the general partner of Alta California Partners II, L.P. and may be deemed to share the right to direct the voting and dispositive control over the shares held by such funds. Alta California Management Partners II, LLC disclaims beneficial ownership of all such shares, except to the extent of its pecuniary interest therein.

Mr. Guy Nohra is a managing director of Alta California Management Partners II, LLC, and a member of Alta Embarcadero Partners II, LLC.  He may be deemed to share the right to direct the voting and dispositive control over the shares held by such funds.  Mr. Nohra disclaims beneficial ownership of all such shares, except to the extent of his pecuniary interest therein.

Mr. Garrett Gruener is a managing director of Alta California Management Partners II, LLC, and a member of Alta Embarcadero Partners II, LLC.  He may be deemed to share the right to direct the voting and dispositive control over the shares held by such funds. Mr. Gruener disclaims beneficial ownership of all such shares, except to the extent of his pecuniary interest therein.

Mr. Daniel Janney is a managing director of Alta California Management Partners II, LLC, and may be deemed to share the right to direct the voting and dispositive control over the shares held by the fund. Mr. Janney disclaims beneficial ownership of all such shares, except to the extent of his pecuniary interest therein.